[redacted]

15047038

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
194

SECURITIES A
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-028475~~ 8-28475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Financial Services Incorporated of Puerto Rico

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

AIG Plaza, 9th floor, 250 Muñoz Rivera Avenue
(No. and Street)

San Juan	PR	00918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose H. Grau 787-250-2029
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1000 Scotiabank Plaza, 273 Ponce de Leon Ave	San Juan PR		00917-1951
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XAB 3/17

3/17/15

OATH OR AFFIRMATION

I, Jose H. Grau, of legal age, married and resident of San Juan Puerto Rico, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Attached Oath or Affirmation

Affidavit 110

Signed before me by Jose H. Grau who is personally known to me in San Juan, Puerto Rico on February 27, 2015.

Signature

Principal Financial Officer

Title

Notary Public

GUSTAVO ADOLFO PABÓN RICO ABOGADO NOTARIO

VITA BREVIS ARS LONGA

RECIBO

110

13248584

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This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico at December 31, 2014 is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

Carlos V. Ubiñas
CEO
UBS Financial Services Incorporated of Puerto Rico

AFFIDAVIT NUMBER 109

Sworn and subscribed before me by Carlos V. Ubiñas, in his capacity as CEO of UBS Financial Services Incorporated of Puerto Rico, of legal age, married and resident of San Juan, Puerto Rico, of whom I personally know, this 27th day of February, 2015.

Notary Public

T.S. 17079

Alberto J. Bayouth Montes
Abogado - Notario

RECIBO
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STATEMENT OF FINANCIAL CONDITION

UBS Financial Services Incorporated of Puerto Rico
(a Subsidiary of UBS Financial Services Inc.)
Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm
(Confidential Pursuant to Rule 17a-5(e)(3))

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

Year Ended December 31, 2014

Contents

(Confidential Pursuant to Rule 17a-5(e)(3))

EY
Building a better working world

Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de Leon Avenue
San Juan, PR 00917-1951

Tel: +1 787 759 8212
Fax: +1 787 753 0808
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
UBS Financial Services Incorporated of Puerto Rico

We have audited the accompanying statement of financial condition of UBS Financial Services Incorporated of Puerto Rico (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Financial Services Incorporated of Puerto Rico at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2015

Statement of Financial Condition

(Confidential Pursuant to Rule 17a-5(e)(3))

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

December 31, 2014

(In thousands of dollars)

Assets		
Cash	$	27,077
Securities and cash segregated and on deposit for federal and other regulations		3,062
Financial instruments owned		2,173
Securities purchased under agreements to resell		373,520
Receivables:		
Loans		301,260
Interest		134
Fees and other		367
Receivables from affiliated companies		3,106
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $22,187		1,367
Other assets		6,776
Total assets	$	718,842
Liabilities and stockholder's equity		
Securities sold under agreements to repurchase	$	2,754
Financial instruments sold, not yet purchased		251
Payable to brokers and dealers, net		49
Other liabilities and accrued expenses		179,121
Accrued compensation and benefits		9,632
Payable to affiliated companies		14,437
		206,244
Subordinated liabilities		350,000
Stockholder's equity:		
Common stock (10,000 shares authorized, 1,000 issued and outstanding; $1 par value)		1
Additional paid-in capital		383,800
Accumulated deficit		(221,203)
Total stockholder's equity		162,598
Total liabilities and stockholder's equity	$	718,842

See accompanying notes.

(Confidential Pursuant to Rule 17a-5(e)(3))

1. Organization

UBS Financial Services Incorporated of Puerto Rico (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

The Company engages in the trading of Puerto Rico Government National Mortgage Association securities, United States government and agency obligations, Puerto Rico municipal obligations, commercial paper and other short-term debt, and equity securities. In addition, the Company provides brokerage and advisory services to retail, corporate, and institutional clients as well as mutual funds.

The Company is a wholly owned subsidiary of UBS Financial Services Inc. ("UBSFSI"). UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas") which, in turn, is a wholly owned subsidiary of UBS AG ("UBS"). The Company has material transactions with its affiliates.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial conditionis prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the
statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of assets and liabilities requiring fair value estimates, the outcome of litigation, the carrying amount of goodwill and other intangible assets, the amortization of intangible assets with definite lives, certain accruals, and other matters that affect the reported amounts and disclosure of contingencies in the Statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2014.

2. Summary of Significant Accounting Policies (continued)

Cash and Securities Segregated and On Deposit for Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the *Customer Protection Rule*). At December 31, 2014, the Company included $3,031 of qualified securities on deposit for federal and other regulations.

Principal Transactions

When acting as a principal, the Company enters into a transaction in its own name and for its own account. As a principal, the Company has beneficial ownership of and legal title to the assets. Transactions in which securities flow through the Company's inventory are considered principal transactions. The Company assumes both credit risk and market risk from the inception of the transaction.

Loans and Allowance for Loan Losses

The Company reports loans at the outstanding principal amount, adjusted for any charge offs or allowance for loan losses. The carrying value of variable-rate security based loans approximate fair value as the loans re-price daily and there is no stated maturity date. These loans would be classified as Level 3 assets in the fair value hierarchy. Loans that become delinquent may be accounted for separately depending on the status of the loan, which is determined from certain credit quality indicators applied, including past-due, nonaccrual, impaired, modified and restructured indicators. Any allowance for loan losses represents the Company's estimate of losses inherent in the loan portfolio that may be recognized from loans that are not recoverable.

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased are recorded on a trade date basis at fair value. Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments (continued)

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*, ("ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by ASC 820, are used to measure fair value.

The Company's fair value structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the statement of financial condition. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the controllers. The objective of the independent price verification process is to independently corroborate the business's estimates of fair value against available market information. By benchmarking the business's fair value estimates with observable market prices or other independent sources, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. As a result of the valuation controls employed, valuation adjustments may be made to the business' estimate of fair value to either align with independent market information or financial accounting standards.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the financial instrument, either directly or indirectly.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments (continued)

- Level 3 inputs are unobservable inputs for the financial instrument and rely on management's own conclusions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value:

U.S. Government securities: U.S. Government securities are generally actively traded and are valued using quoted market prices. If market prices happen to not be available, these securities are valued against yield curves implied from similar issuances. These securities are generally categorized as Level 1 of the fair value hierarchy.

Equities: Exchange traded equity securities are traded on public stock exchanges where quoted prices are readily and regularly available and to the extent that these securities are active traded, these are categorized as Level 1 within the fair value hierarchy; otherwise these are categorized as Level 2 within the fair value hierarchy.

Mutual Funds: Mutual funds are valued using quoted market prices. These financial instruments are generally actively traded on an exchange and categorized as Level 1 of the fair value hierarchy. Those which are not actively traded are generally categorized as Level 2 of the fair value hierarchy. Those for which significant inputs are not based on observable market data are categorized as Level 3 of the fair value hierarchy.

Corporate debt obligations: Corporate bonds are priced at market levels, which are based on recent trades or broker and dealer quotes. These are generally categorized as Level 2 of the fair value hierarchy.

State and municipal obligations: These securities are comprised of bonds issued by states and municipalities. These financial instruments are priced at market levels, which are based on recent trades or broker and dealer quotes and are included in level 2 of the fair value hierarchy.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments (continued)

Mortgage-backed obligations: Mortgage-backed obligations represent agency mortgage pass-through pool securities and collateralized mortgage obligations. These securities are valued using quoted market prices and trade data adjusted by subsequent changes in related indices for identical or comparable securities and are generally categorized as Level 2 of the fair value hierarchy.

Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes, trading assets, resale agreements, and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including, repurchase agreements, certain payables, and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

Collateralized Securities Transactions

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements), principally mortgage-backed, municipal, and U.S. government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. These resale and repurchase agreements would be classified as Levels 1 and 2 in the fair value hierarchy. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. The Company may net certain repurchase agreements and resale agreements when the requirements of Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) 210-20-45-11 *Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements*, are met. At December 31, 2014, the Company did not net any repurchase and resale agreements.

(In thousands of dollars)

2. Summary of Significant Accounting Policies (continued)

Income Taxes

In accordance with the provisions of FASB ASC 740 – "Income Taxes" ("ASC 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

The Company files income tax returns with the Commonwealth of Puerto Rico.

Tax Benefit Associated with Share-Based Compensation

FASB ASC 718, "Share-Based Payment" ("ASC 718"), states that, if upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the statement of financial condition; the tax benefit associated with any excess deduction is considered a "windfall" and recognized in stockholders' equity as additional paid in capital ("APIC"). However, an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return. In the current year the tax deduction related to share-based compensation is less than the cumulative compensation costs that the Company had recognized in the statement of financial condition and accordingly, the deduction recorded was not limited. All of the previously disallowed benefits were recognized prior to the year ended December 31, 2014.

Goodwill and Intangible Assets

At December 31, 2014, the Company held $3,018 of goodwill and $254 of intangible assets (net of accumulated amortization of approximately $752) which are included in other assets in the statement of financial condition.

(In thousands of dollars)

2. Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Assets (continued)

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not amortized but is tested annually for impairment in accordance with FASB ASC 350, *Intangibles – Goodwill and Other*. The Company performed a quantitative test for goodwill impairment and determined no indicators of impairment were present.

Intangible assets consist of customer relationships arising from business combinations. Intangible assets are recorded at cost, which represents the fair value of the acquired intangible assets at the date of acquisition. The Company's intangible assets are amortized over 10 years. The Company tested intangible assets for impairment in accordance with the *Impairment or Disposal of Long-Lived Assets*, FASB ASC 360: *Property, Plant & Equipment*, and determined no indicators of impairment were present.

Accounting Developments

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (ASC 220) "Reporting of Amounts Reclassified Out of Other Comprehensive Income" ("ASU No. 2013-02"). This amendment requires a company to provide information about the amounts reclassified out of accumulated other comprehensive income ("OCI") by component. In addition, a company is required to present, either on the face of the statement of where net income is presented or in the notes, significant amounts reclassified out of accumulated OCI by the respective line items of net income. This requirement is effective for fiscal years beginning after December 15, 2013. The Company adopted ASU 2013-02 on January 1, 2014. There were no amounts reclassified out of accumulated OCI during the year ended December 31, 2014.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (ASC 740), "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryfoward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU No. 2013-11"). The amendments in this update provide explicit guidance on the financial statement presentation of unrecognized tax benefits to better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position. This requirement is effective for fiscal years beginning after December 15, 2013. The Company has adopted ASU No. 2013-11 as of January 1, 2014.

(In thousands of dollars)

2. Summary of Significant Accounting Policies (continued)

Accounting Developments (continued)

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers ("ASC 606") ("ASC No. 2014-09"). This amendment creates the new ASC 606, and supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition. This amendment clarifies the principles for recognizing revenue from contracts with customers, except for contracts involving financial instruments. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This amendment is effective for fiscal years beginning after December 15, 2016. The Company is currently assessing the impact that ASU No. 2014-09 will have on the Company's statement of financial condition.

In June 2014, the FASB issued ASU 2014-12, Compensation - Stock Compensation (ASC 718), "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period" ("ASU No. 2014-12"). This amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. This amendment is effective for fiscal years beginning after December 15, 2015. The Company is currently assessing the impact that ASU No. 2014-12 will have on the Company's statement of financial condition.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic ASC 205-40) ("ASU No. 2014-15"). This amendment requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. This amendment is effective for fiscal years ending after December 15, 2016. The Company is currently assessing the impact that ASU No. 2014-15 will have on the Company's statement of financial condition.

(In thousands of dollars)

3. Fair Value Measurements

At December 31, 2014, the financial instruments recorded at fair value, consisted of the following:

	Level 1	Level 2	Level 3	Total
Financial Instruments Owned				
U.S. Government Securities	45			45
Mutual Funds		1	1,984	1,985
Mortgage-backed securities		69		69
State and municipal obligations		74		74
Total	$ 45	$ 144	$ 1,984	2,173
Financial Instruments Sold, Not Yet Purchased				
Mutual Funds			19	19
Equities	232			232
Total	$ 232	$ -	$ 19	251

Financial instruments sold, not yet purchased, at fair value represent obligations of the Company to deliver the specified securities at contracted prices and, thereby, require the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

During the year ended December 31, 2014, the Company did not have any transfers of securities owned, at fair value and securities sold, not yet purchased at fair value between levels 1 and 2 of the valuation hierarchy.

The Company is the primary liquidity provider in the market for a number of closed-end mutual funds invested in Puerto Rico municipal securities. These funds use leverage, which is currently provided through repurchase agreements between the funds and the Company. Since 2013, the Puerto Rico market experienced a downturn and liquidity issues became prevalent with the closed-end funds. The fair value of these funds is based on valuation techniques for which significant inputs are not based on observable market data.

(In thousands of dollars)

3. Fair Value Measurements (continued)

The following table provides a reconciliation of the beginning and ending balances for the various classes of assets and liabilities measured at fair value using unobservable inputs – Level 3.

	Financial Instruments Owned	
	Mutual Funds	Financial Instruments Sold, not yet Purchased Mutual Funds
Beginning Balance	$ 25,771	$ 35
Purchases	48,547	-
Sales	(72,334)	(16)
Ending Balance	$ 1,984	$ 19

The following table provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for financial instruments owned, at fair value, and financial instruments sold, not yet purchased, at fair value, categorized as Level 3 of the fair value hierarchy at December 31, 2014. The range of input values presented in the below table is representative of the highest and lowest level of input used to value the significant instruments within each category. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

Level 3 at Fair Value

	Financial Instruments Owned	Financial Instruments Sold, not yet Purchased	Valuation Technique(s)	Significant Unobservable Inputs / Sensitivity	Range of Input Values
Mutual Funds	$ 1,984	$ 19	Market Comparables	Price	$0.75 - $9.62

(In thousands of dollars)

3. Fair Value Measurements (continued)

Fair Value of Collateral

In the normal course of business, the Company obtains securities under agreements to resell and securities borrowed on terms which permit it to re-pledge or resell the securities to others. At December 31, 2014, the Company obtained and had securities with a fair value of approximately $414,208 on such terms, of which approximately $2,883 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

4. Loans Receivable and Allowance for Loan Losses

Loans

Loans receivable of $301,260 at December 31, 2014, are fully secured by cash and client securities, a portion of which includes Puerto Rico closed-end funds and Puerto Rico municipal securities. The loans are primarily demand facilities with variable interest rates.

Allowance for Loan Losses

Any allowance for loan losses represents the Company's estimate of losses inherent in the loan portfolio as of the balance sheet date. The allowance for loan losses is calculated in accordance with ASC 310, *Receivables,*("ASC 310") and ASC 450, *Contingencies* ("ASC 450"). As of December 31, 2014, there was no allowance for loan losses.

The Company's exposure to credit risk associated with its loans is measured on an individual customer basis. All loans are subject to the Company's credit review and monitoring procedures.

Security values collateralizing the loans are monitored on a daily basis. If the collateral value drops below the minimum required levels, a maintenance call is issued. The borrower must satisfy the call by providing additional securities or by paying down the loan. If the borrower does not satisfy the call, the Company may liquidate collateral to achieve required levels of collateralizations. Significant market volatility could have a negative impact on the borrower's ability to satisfy the call or the Company's ability to liquidate collateral. To limit the Company's credit risk exposure, the credit facilities are uncommitted.

4. Loans Receivable and Allowance for Loan Losses (continued)

Impaired Loans

Loans are evaluated for impairment in accordance with ASC 310. A loan is determined to be impaired when it is probable, based on current information and events, that the Company will not be able to collect all the principal and interest due under the contractual terms of the loan. If a loan is considered impaired, the Company measures the amount of impairment based on the fair value of the collateral less cost to sell the underlying collateral. Payments received on impaired loans are applied to the carrying value of the loan. Loans are placed on nonaccrual status at the time it is determined that the loan is impaired. As of December 31, 2014, the Company had impaired loans totaling $23,859.

5. Receivables from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to brokers and dealers include amounts due on failed securities transactions. Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2014, consist of the following:

Receivables from brokers, dealers and clearing organizations:

Receivables from broker dealers	$15
Payables to brokers and dealers	64

6. Related Party Transactions

Service Level Agreements

Pursuant to service level arrangements, the Company provides certain services to affiliates. The significant arrangements where the Company provides administrative and other support services to affiliates include agreements with UBS Trust Company of Puerto Rico ("UBS Trust of PR") and UBS Financial Services Inc- PR Office.

6. Related Party Transactions (continued)

Service Level Agreements (continued)

Pursuant to service level agreements, UBSFSI provides various administrative, operational, compliance, finance and human resource services to the Company. The Company also rents office space from UBSFSI.

Finance Arrangements

The Company meets its short-term financing needs by borrowing from UBS AG Cayman Islands Branch , which facilitates the funding. Also, in the normal course of business, the Company enters into securities transactions with UBSFSI and other affiliates. At December 31, 2014, the Company had resale agreements of $110,176 with mutual funds co-managed by an affiliate.

The Company is charged interest on a portion of its payables to affiliates based on corporate average pool rate.

UBSFSI guarantees the commitments and obligations of the Company for which there is no charge.

Compensatory Arrangements

Certain employees of the Company have been issued loans by an affiliate as part of the Company's compensation programs related to employee recruiting and retention (see Note 10). These loans bear interest and have terms generally between seven and nine years.

Clearing Agreements among Retail Clients

Retail clients of the Company are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSI pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its clients.

Securities Purchased under Agreements to Resell

As of December 31, 2014, the Company entered into a resale agreement with UBSFSI in the amount of $175,000. The agreement is supported by U.S. Treasury Notes.

6. Related Party Transactions (continued)

Subordinated Liabilities

At December 31, 2014, subordinated borrowings and total credit facilities outstanding with UBS Americas consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Revolving subordinated loan	3/31/2018	$350,000	$450,000
		$350,000	$450,000

This loan is subordinated to claims of general creditors, is covered by agreements approved by FINRA and other regulatory authorities, and is included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, this loans may not be repaid unless first approved by FINRA and the National Futures Association.

Interest on borrowings under the terms of the revolving credit facility is calculated at a rate based on USD Overnight LIBOR, as posted daily by the British Banker's Association

7. Risk Management

All financial transactions involve varying degrees of market, operational and credit risk. The Company monitors its exposure to these risks on a daily basis and through a variety of financial, operational and credit exposure reporting tools and control procedures.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: General market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates etc. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. The Company takes both general and specific market risks in its trading activities and some non-trading businesses are also subject to market risk.

7. Risk Management (continued)

Market Risk (continued)

The Company has two major portfolio measures to monitor market risk – Value at Risk (VaR) and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading- and non-positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors developments in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company.

This can be caused by factors directly related to the counterparty, such as business or management problems, or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates, other financial institutions, including banks, brokers and dealers, investment funds and insurance companies, individuals and non-financial operating entities. Credit losses could arise should counterparties fail to perform and the value of any collateral held prove inadequate due to market conditions.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions include positions in commodities and financial futures, financial instruments sold, not yet purchased and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may action as appropriate.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices.

(In thousands of dollars)

7. Risk Management (continued)

Market Risk (continued)

Trades pending at December 31, 2014 were settled without material adverse effect on the statement of financial condition, taken as a whole.

Agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. government and Commonwealth of Puerto Rico government, and agency securities. Additional collateral is requested when considered necessary.

The Company has direct exposure to Puerto Rico municipal securities and closed-end funds arising from its secondary market activities, which was $2,058 at December 31, 2014. In addition, securities-backed lending facilities, including loans provided by the Company to its customers and repurchase agreements with institutional clients are, in part, collateralized by Puerto Rico municipal securities and closed-end funds primarily invested in Puerto Rico municipal securities. This collateral is subject to lending value haircuts and daily margining.

The total lending exposure against Puerto Rico municipal securities and closed-end fund collateral at December 31, 2014 was $224,700. This collateral had a market value of $673,589 at December 31, 2014. For a significant number of these loans, the Company has recourse to the borrower.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes (deliberate, accidental or natural). Events may be direct financial losses or indirect in the form of revenue forgone as a result of business suspension. They may also result in damage to our reputation and to our franchise, which have longer term financial consequences.

Managing risk is a core element of the Company's business activities and operational risk is an inevitable consequence of being in business. The Company's aim is to provide a framework that supports the identification and assessment of all material operational risk and potential concentrations in order to achieve an appropriate balance between risk and return, not to eliminate every source of operational risk.

7. Risk Management (continued)

Market Risk (continued)

The following table presents information regarding the offsetting of financial assets and financial liabilities:

	Gross Amounts	Amounts Offset in the Statement of Financial Conditions	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts not offset in the Statement of Financial Condition		
				Financial Instruments	Collateral	Net Amount
Financial Assets						
Securities purchased under agreement to resell	$ 373,520		$ 373,520		$ 373,520	
Financial Liabilities						
Securities sold under agreement to repurchase	$ 2,754		$ 2,754		$ 2,754	

8. Commitments and Contingencies

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or

8. Commitments and Contingencies (continued)

Legal Proceedings (continued)

reputational implications of continuing to contest a liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated. Such provision would be included in the other liabilities and accrued expenses on the statement of financial condition. If any of those conditions are not met, such matters result in contingent liabilities.

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we can confirm that we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

In addition to the matters mentioned below, the Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the "Funds") that are sole-managed and co-managed by UBS Trust of PR and distributed by the Company have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages exceeding $1,000,000. The claims are filed by clients in Puerto Rico who own the Funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the Funds and of the loans. An internal review also disclosed that certain clients, many of whom acted at the

(In thousands of dollars)

8. Commitments and Contingencies (continued)

Legal Proceedings (continued)

recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

A shareholder derivative action also was filed in February 2014 against the Company, UBSFSI and UBS Trust of PR and current and certain former directors of the Funds, alleging hundreds of millions in losses in the funds. In May 2014, a federal class action complaint was filed against various UBS entities including the Company, UBSFSI and UBS Trust of PR, certain members of the Company's senior management, and the co-manager of certain of the Funds seeking damages for investor losses in the Funds during the period from May 2008 through May 2014.

In October 2014, the Company reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico ("OCFI") in connection with OCFI's examination of UBS's operations from January 2006 through September 2013. Pursuant to the settlement UBS will, among other things, contribute $3,500 to an investor education fund, will offer $1,680 in restitution to certain investors and has committed to undertake an additional review of certain client accounts to determine if additional restitution would be appropriate.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico ("System") against over forty defendants, including UBSFSIPR and UBS Consulting Services of Puerto Rico (together, "UBSPR") and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately $3,000,000 of bonds by the System in 2008 and sought damages of over $800,000. UBSPR is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. UBS's petitions for appeal and reconsideration were denied by the Supreme Court of Puerto Rico.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC's investigation of UBS's sale of closed-end funds in 2008 and 2009, which UBS settled in 2012.

(In thousands of dollars)

8. Commitments and Contingencies (continued)

Legal Proceedings (continued)

Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities including the Company, UBSFSIPR, UBS Trust of PR, certain of the Funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. Plaintiffs in this action and the federal class action filed in May 2014 described above are now seeking to have these two actions consolidated.

At December 31, 2014 the Company reflected provisions with respect to matters described in this item in amounts that the Company believes to be appropriate under the applicable accounting standard. Such provisions are included in other liabilities and accrued expenses on the statement of financial condition. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

Other Commitments and Contingencies

In the normal course of business, the Company enters into when-issued transactions and underwritings commitments. Settlement of these transactions at December 31, 2014 did not have a material impact on the statement of financial condition. There are no material underwriting commitments at December 31, 2014.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under the method of computing capital requirements adopted by the Company, net capital shall not be less than the excess margin collected on resale agreements plus $1,000. As of December 31, 2014, the Company's net capital, as defined, was $197,859, which exceeded minimum net capital requirement by $194,515.

Dividend payments, equity withdrawals and advances to UBS FSI or any of its affiliates are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule.

10. Equity Participation and Other Compensation Plans

UBS operates several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders. UBS operates compensation plans on a mandatory, discretionary and voluntary basis.

Equity Ownership Plan ("EOP")

Selected employees receive a portion of their annual performance-related compensation above a certain threshold in the form of EOP shares, notional shares or performance shares (i.e., notional shares which are subject to performance conditions).

EOP awards granted until 2012 generally vest in three equal increments over a three-year vesting period and awards granted since March 2013 generally vest in equal increments in years two and three. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment. Additionally, the Company offers EOP earned under Strategic Objective Awards when certain career or performance milestones are met by financial advisors.
For awards granted from February 2014 onwards, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and /or cash.

Since 2011 (for the performance year 2010), risk-takers and senior management received performance shares under EOP. In 2011 and 2012, the performance conditions for such performance shares were based on profitability. Beginning in 2013, these performance conditions are based on UBS and its subsidiaries' ("UBS Group") return on tangible equity and the divisional return on attributed equity over the financial years during vesting.

Deferred Contingent Capital Plan ("DCCP")

The DCCP awards vest in full five years from the grant date and are forfeited if the phase-in Basel III Common Equity Tier 1 Ratio of UBS Group falls below 7%, if the Swiss Financial Market Supervisory Authority determines that the DCCP awards need to be written down to prevent the insolvency, bankruptcy or failure of UBS, or if UBS has received a commitment of extraordinary support from the public sector that is necessary to prevent such insolvency, bankruptcy or failure. The awards are subject to standard forfeiture and harmful acts provisions, including voluntary termination of employment.

10. Equity Participation and Other Compensation Plans (continued)

Deferred Contingent Capital Plan (continued)

For awards granted up to January 2015, employees were awarded Tier 2 compliant notional bonds with annual interest payments. The notional bonds are settled in cash and interest and the awards are paid annually for performance years in which the firm generates an adjusted pre-tax profit.

For awards granted for the performance year 2014 (granted in 2015), employees are awarded additional Tier 1 (AT1) compliant notional bonds with discretionary annual interest payments. At the discretion of the firm the notional bonds are either settled in the form of a cash payment or a perpetual, marketable AT1 instrument. The notional interest payment will be made annually at the discretion of the firm.

Incentive Performance Plan ("IPP")

In 2010, certain senior employees received part of their annual incentive compensation in the form of performance shares granted under the IPP. Each performance share granted is a contingent right to receive between one and three shares of UBS at vesting, depending on the achievement of share price targets. The IPP awards vest after five years (i.e., in 2015) and are subject to continued employment. IPP was a one-time plan granted in 2010 only. Compensation expense is recognized on a tiered basis from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

Equity Plus Plan

Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase shares of UBS at market value and receive, at no additional cost, one free notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and/or monthly through regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for a maximum of three years from the time of purchase. Equity Plus awards vest after up to three years. For awards granted from April 2014 onwards, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and/or cash.

10. Equity Participation and Other Compensation Plans (continued)

Equity Plus Plan (continued)

Prior to 2010, instead of notional shares participants received two UBS options for each share they purchased under this plan. The options had a strike price equal to the fair market value of a share of UBS on the grant date, a two-year vesting period and generally expired ten years from the grant date. The options are forfeitable in certain circumstances and are settled by delivering shares of UBS.

Partner Plus Plan

Partner Plus is a mandatory deferred cash compensation plan for certain eligible financial advisors. Awards (UBS company contributions) are based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts otherwise payable during the year, up to a percentage of their pay, which are vested upon contribution. Company contributions and voluntary contributions are credited with interest in accordance with the terms of the plan. Rather than being credited with interest, a participant may elect to have voluntary contributions, along with vested company contributions, credited with notional earnings based on the performance of various mutual funds.

Company contributions and interest on both company and voluntary contributions ratably vest in 20% increments six to ten years following grant date. Company contributions and interest/notional earnings on both company and voluntary contributions are forfeitable under certain circumstances.

Compensatory Loans

The Company and affiliates have entered into various agreements with certain of the Company's financial advisors whereby these financial advisors receive a compensatory commitment for recruiting and retention purposes.

11. Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the Plan) of UBS FSI, which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

(In thousands of dollars)

11. Employee Benefit Plans (continued)

UBS FSI also provides certain life insurance and health care benefits to employees of the Company.

12. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the Statement of Financial Condition and are reflected with a reduction for a valuation allowance.

In accordance with ASC Topic 740, if it is more-likely-than-not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more-likely-than-not that a benefit will not be realized for any of its deferred tax assets, and accordingly, a full valuation allowance of $118,529 has been recorded. Since December 31, 2013, the valuation allowance increased by $60,760.

As of December 31, 2014, the Company had net deferred net assets of $118,529, before any valuation allowance, of which $65,420 related to accelerated income and deferred deductions, 431,300 related to net operating losses, $17,727 related to employee benefits and $4,082 related to alternative minimum tax.

The effective tax rate for the Company differs from the statutory Puerto Rico rate of 39% primarily due to non-deductible expenses offset by the valuation allowance on its deferred tax assets.

The Company has a net operating loss carryforward of $80,258 that will begin to expire in 2024.

(In thousands of dollars)

12. Income Taxes (continued)

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Total amounts of unrecognized tax benefits as of January 1, 2014	$578
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period	$394
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	$0
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during the current period	$257
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during the current period	$0
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	$0
Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	$0
Total amounts of unrecognized tax benefits as of December 31, 2014, included in income tax payable to Parent in the statement of financial condition	$1,229
The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax	$1,229
The total amounts of interest and penalties recognized in other liabilities and accrued expenses on the statement of financial condition	$55

(In thousands of dollars)

12. Income Taxes (continued)

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

The Company files income tax returns with the Commonwealth of Puerto Rico. The tax years that remain subject to examination are from 2010 through 2013. In the next twelve months the Company believes that there will be no material changes to unrecognized tax benefits.

13. Subsequent Events

On February 13, 2015, Standard and Poor's further downgraded its rating on Puerto Rico general obligation bonds, which are issued or guaranteed by the Puerto Rico government, as well as those issued by the Sales Tax Financing Corporation (COFINA), based on concerns about deterioration in Puerto Rico's economy. On February 19, 2015, Moody's Investors Service, Inc. also lowered the ratings it assigns to Puerto Rico debt, based on continued revenue shortfalls which may deplete Puerto Rico's very limited liquidity and ability to manage substantial growth in debt payments. These downgrades are particularly relevant to the Company to the extent its clients have leverage portfolios that hold Puerto Rico debt and/or Puerto Rico closed end funds that are sole-managed and co-managed by an affiliate. These downgrades resulted in an increase in the Company's maintenance requirements which materially increased margin calls in February 2015.

Since December 31, 2014, the Company recorded additional provisions related to legal matters that existed as of this date. These provisions are included in other liabilities and accrued expenses on the statement of financial condition.

Subsequent to December 31, 2014, the Company made a repayment of the subordinated loan in the amount of $15,000.

The Company has evaluated its subsequent event disclosure through February 27, 2015, the date the Company's financial statements are available to be issued, and has determined that there are no other events that would have a material impact on the financial statements.